Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-129651
May 23, 2007
WELLS TIMBERLAND REIT, INC.
     On May 18, 2007, GlobeSt.com, an online financial and real estate industry news publication, published an article based on an interview with Mr. Jess E. Jarratt, the president of Wells Timberland Management Organization, LLC (“Wells TIMO”), the advisor to Wells Timberland REIT, Inc. (“Wells Timberland REIT” and, together with its subsidiaries, “we,” “our,” and “us”), the full text of which is reproduced below.
     GlobeSt.com is wholly unaffiliated with Wells Timberland REIT, and neither Wells Timberland REIT, its sponsor, Wells Capital, Inc., Wells TIMO nor any of their affiliates has made any payment or given any consideration to GlobeSt.com in connection with the article or any other matter published by GlobeSt.com concerning Wells Timberland REIT, or otherwise.
Clarifications and Corrections
     The article published by GlobeSt.com, was not reviewed by us prior to its publication, nor were we aware of the publication of the article prior to May 18, 2007.
     We believe that the following information is appropriate to clarify or correct information included in the article:
1.      The statement in the “Features” section of the article that “‘[t]he inventory isn’t impacted by interest rates or markets’” is not adopted or endorsed by us as the statement may be misunderstood taken out of the context in which it was intended. In his remarks during the interview, Mr. Jarratt was restating a commonly-held belief in the industry that timberland investments may not be as sensitive to fluctuations in interest rates or securities markets as other types of investments. For a description of the timberland industry, please read the “Industry Overview” section of the prospectus that we have filed with the Securities and Exchange Commission (“SEC”) in connection with our initial public offering. Please also see “Risk Factors — Risks Related to Investments in Timberland” in the prospectus.
2.      The statement in the opening paragraph of the article that “[t]he initiative, Wells Timber Management Organization, is headed by Jess Jarratt,” is incorrect. Wells Timberland REIT is the entity formed to invest in timberland and Mr. Jarratt is the president of Wells TIMO, our advisor.
3.      The statement in the opening paragraph of the article that Wells Timberland REIT is “‘a $750-million fund with a $1 billion potential,’” is not endorsed or adopted by us in any manner. Because we have not raised any proceeds in our initial public offering and have not acquired any assets, it would be highly speculative to estimate the net proceeds to be received by us from the sale of shares in our offering which cannot be determined at this time. As disclosed in the prospectus for the offering, we may not be successful in raising any proceeds in the offering.
4.      We caution that undue emphasis should not be placed on the following statements in the article: (a) Wells Timberland REIT is “‘starting at a reasonably conservative level of $750 million in our first fund. The fund should comfortably be able to handle a million acres,’” and (b) “‘[w]hen you’re anticipating the purchases of a million acres...’”. Because we have not raised any proceeds in our offering, have not purchased any timberland properties or other assets and have not identified any timberland properties for acquisition which we have a reasonable probability of acquiring, it would be speculative to identify a particular size or acreage of property that we may acquire. As with any forward-looking information, this statement and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note Regarding Forward-Looking Statements” included in the prospectus that we have filed with the SEC in connection with the offering.
5.      With respect to Mr. Jarratt’s quote in the article that “‘[o]n a percentage basis, I would expect that [proceeds from selling timber harvesting rights] will represent more than 80% of our income,’” we caution that undue emphasis should not be placed on Wells TIMO’s internal estimates. Wells TIMO’s estimates concerning the sources and percentages of income to be earned by Wells Timberland REIT is inherently speculative and uncertain given that we have not acquired any timberland properties or other assets.
6.      We caution that undue emphasis should not be placed on the discussion of the sustainable-forestry initiative contained in the article because Wells TIMO’s expectations with regard to the industry programs that Wells Timberland REIT will participate in are speculative at this time. For information concerning Wells Timberland REIT’s intended business plan, please read the “Business and Policies” section of the prospectus that we have filed with the SEC in connection with the offering.
Transcript of GlobeSt.com Interview
FEATURES
UpClose
Wells’ Jess Jarratt
‘The inventory isn’t impacted by interest rates or markets.’
UpClose with Wells’ Jess Jarratt
By John Salustri
May 18, 2007
GlobeSt.com: You don’t hear too much about timber REITs, even when the topic turns to alternative plays. But timber REITs made news recently when Wells Real Estate Funds rolled out what it is billing as the industry’s first public, non-traded pure play REIT. The initiative, Wells Timber Management Organization, is headed by Jess Jarratt, a former managing director in the investment operation at SunTrust Robinson Humphrey in Atlanta. The idea of a timber REIT — and Jarratt reports that it’s a $750-million fund with a $1 billion potential — is intriguing because of its similarity to more mainstream plays — in terms of the risk-avoidance that product diversity brings and even the investors who play in the field. In a recent exclusive interview, Jarratt detailed the operation and the goals.
GlobeSt.com: Frankly, I was expecting someone in a plaid shirt. How much competition could there have been for this job? It is a narrow specialty.
Jarratt: I like to think there was a lot of competition for it. I am a graduate forester and spent seven-plus years as a forester. So when I need to, I can put on the plaid shirt and get on the ground with anybody. And we do. In fact, next week I’ll be out with some of our consultants looking at timberland in Texas and Louisiana. On the finance and investment-banking side of my skill set, I built a corporate-banking business at SunTrust and that’s very valuable here. You really have to be half forester and half finance executive to do what we’re doing.
GlobeSt.com: Why a start up? Aren’t there forestry companies with which Wells could JV, or is that a different model altogether?

Jarratt: There are, but Wells historically has provided investment opportunities to individuals through our independent broker/dealer network, and because those investment opportunities are primarily REIT opportunities, they benefit from scale. Forestry investments adds to that scale. The income from forest properties is a tax-advantaged income in that most of it is capital gains. That was a big benefit for individual investors.
GlobeSt.com: What’s the size of the opportunity?
Jarratt: It’s several billion dollars. We’re starting at a reasonably conservative level of $750 million in our first fund. The fund should comfortably be able to handle a million acres.
GlobeSt.com: And what will you be targeting with that $750 million?
Jarratt: Timberland across the United States, and as we build scale in that portfolio, we’ll add international.
GlobeSt.com: To drill down a little farther, will the focus be on buying properties or would you be buying out those companies?
Jarratt: We’ll be looking primarily at their timberland. A lot of our transactions will be with large forest-products companies that have a land base that they are now monetizing. Once we buy the land we’ll continue to manage those properties and supply them with wood.
GlobeSt.com: You’ve outlined three possible areas of income: timber-harvesting rights, leasing land-use rights and sale of land for higher and better use. Please detail each.
Jarratt: Harvesting rights — selling standing timber — is the predominant source of income. It includes selling trees to industry players, to conversion plants and mills, either on the stump or on a contractual basis.
GlobeSt.com: How much could that part of the operation generate for your investors?
Jarratt: On a percentage basis, I would expect that it will represent more than 80% of our income. The secondary category is recreational leases — which are very predictable and typically represent a small component. These are primarily hunting leases to clubs and individuals. It could also include mineral leases — oil, gas and coal.
The third piece is HBU — higher and better use. When you’re anticipating the purchases of a million acres, it’s very likely that you’ll identify properties that have a use other than growing timber, where the property value will be the function of some other purpose — a housing project or the growth of an urban environment. When we identify that we’ll sell that property.
GlobeSt.com: When it comes to environmental stereotypes, tree-huggers and lumberjacks come to mind. How does the industry address the issue of sustainability?
Jarratt: Good forest management — sound conservation — is symbiotic with economic returns. The right thing to do for our forest is also the right thing to do economically. When we cut trees for profit we’re cutting only a portion of those trees that are reaching maturity. When we cut those trees at the end of their cycle, we replant them. Everything we do is under the umbrella of a sustainable forestry initiative.

GlobeSt.com: And that includes higher and better uses?
Jarratt: Absolutely. Once we sell an HBU piece, typically the economics of owning that property from a timber-production standpoint no longer apply. But we’re really not focused on that business. Our business is managing timberland commercially and inside the sustainable-forestry initiative I mentioned, which, by the way, is third-party verified and audited.
GlobeSt.com: By a government body?
Jarratt: No. It’s an independent industry-funded entity that sets down minimum standards under which property must be managed in ordered to be certified. Most of our wood converters and manufacturers require that the wood they buy be certified.
GlobeSt.com: Who’s your competition?
Jarratt: There are maybe 15 significantly sized and capitalized investment organizations that buy and manage timberland primarily for institutional investors. Our competition is also high net-worth individuals that buy large blocks of timberland. Also, there are three other publicly traded REITs, but these are not pure-plays. By contrast to all of these, our primary investor base is private individuals. We’re the only registered, non-traded REIT in timberland that’s focused on raising capital from individuals.
GlobeSt.com: To what extent does the stock matter?
Jarratt: We need to be diversified from a risk-management perspective. We do that in three categories. First, we diversify geographically. We’ll own timberland in the major wood baskets across the US — the biggest is the Southeast, the next is the Northwest. There are some Lake-State and New England baskets, and then there’s the MidAtlantic. We’ll also diversify by age class and by species.
GlobeSt.com: And species is determined largely by region?
Jarratt: Absolutely. In the South, loblolly pine is predominant species. Northeast is Douglas fir and Western Hemlock. You get different spruces and fir in the Northeast, but neither is as major as Doug fir. There are a lot of hardwood species we look for.
GlobeSt.com: So what’s the overall value proposition here?
Jarratt: This is unique. It’s not like any other commercial property. There’s no lease with a group of tenants we can predict. The inventory isn’t impacted by interest rates or markets. Trees grow at a rate at which many corporations would love to have their companies grow.
GlobeSt.com: But most companies don’t have blight or forest fires to contend with.
Jarratt: That’s why we diversify by region. But forest fires actually destroy less than one-tenth of 1% of commercial forests annually. They’re spectacular and dangerous, but from a commercial perspective, they aren’t that material. Add to that the sound forest-management initiatives I mentioned and we can produce consistent, low-risk returns for our investor base.

Wells Timberland REIT, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Wells Timberland REIT, Inc. has filed with the SEC for more complete information about Wells Timberland REIT, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Wells Timberland REIT, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 557-4830.